Exhibit 1.01
Conflict Minerals Report
Overview

AeroGrow is a developer, marketer, direct-seller, and wholesaler of advanced indoor garden systems designed for consumer use and priced to appeal to the gardening, cooking, healthy eating, and home and office décor markets. To date, we have launched multiple lines of proprietary indoor gardens, grow lights, a patented nutrient formula, and more than 40 corresponding proprietary seed pod kits, and various cooking, gardening and décor accessories, both nationally and internationally.

The report presented herein has not been audited by an independent private sector auditor, as the Rule 13p-1 under the Securities Exchange Act of 1934 provides that if a registrant’s products are “DRC conflict undeterminable” then smaller reporting companies have up to four years before an audit is required.

Product Overview

Our principal products are indoor gardens and proprietary seed pod kits that allow consumers, with or without gardening experience, to grow: (i) vegetables, such as tomatoes, chili peppers and salad greens; (ii) fresh herbs, including cilantro, chives, basil, dill, oregano, and mint; and (iii) flowers, such as petunias, snapdragons, geraniums and vinca. Consumers can also plant and grow their own seeds using our proprietary “grow anything” kits, or use their AeroGardens as seed starters for their outdoor gardens with our “garden starter” systems.  We have conducted a detailed review of our products and note the electrical components in the indoor garden systems often use tin, tungsten, tantalum, and gold, which are conflict minerals.

While all the 3TG (tin, tantalum, tungsten, and gold) minerals are potentially used in electronic devices, we have not had a response from all of our suppliers to determine if tantalum is used in our specific applications.  However, we have confirmed the other 3TG items are used in our products.   For the conflict minerals contained in our products we have determined they are necessary to the functionality of our products that are manufactured.

Supply Chain Overview

Based on the guidance in Section 1502 of the Dodd-Frank Act we are considered an issuer who contracted to manufacture products.

An issuer will not be considered to “contract to manufacture” a product if its involvement is limited to the following actions:
1.
The issuer specifies or negotiates contractual terms with a manufacturer that do not directly related to the manufacturing of the product, unless it exercises a degree of influence over the manufacturing that is practically equivalent to contracting the terms that directly relate to the manufacturing of the product.

2.	The issuer affixes its brand, marks, logo or label to a generic product manufactured by a third party.
3.	The issuer services, maintains or repairs a product manufactured by a third party.

We do not directly manufacture the products but we do, however, require the manufacturer to build the finished product to our specifications.  As such, the product is not considered generic as it is manufactured to our specifications and thus our involvement with the finished product is not limited enough to exclude our filing of Form SD.  As the company that sells the finished product we are several levels removed from the actual mining of conflict minerals.  Additionally, we do not purchase raw ore or unrefined conflict minerals and make no purchases in the covered countries.

Due Diligence

Our due diligence involved: Establishment of communications with cross functional team members and senior executives, and communication with suppliers. We inquired of each of our suppliers using a template based on the EICC-GeSI Conflict Minerals Reporting Template and if necessary, based on the responses asked further questions in determining the source of conflict minerals further up the supply chain.  We reviewed the responses received from our suppliers for validity and accuracy.  We received incomplete as well as insufficient information regarding the mine(s) or source(s) of information.  We sent reminders to suppliers who did not respond to our requests for information.

Based upon a Reasonable Country of Origin Investigation with Due Diligence following the OECD Guidelines, the following conclusion has been reached:

AeroGrow’s products contain Conflict Minerals that have sources that are found to be DRC Conflict Undeterminable.

Process Improvement Efforts

In the next compliance period, AeroGrow intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups.  The steps include:
-	Formally establish guidance for a Conflict Minerals Policy that supports Conflict Free Sourcing when we use our third party manufacturers.
-	Enhance our supplier communication
-	Increase response rates of our suppliers’ surveys and the depth of understanding the supply chain.
-	Request information and supporting data from each supplier by utilizing the EEIC-GeSI conflict Minerals Reporting Template.
-	Provide our policy to suppliers
-	Incorporate a conflict mineral terms and conditions clause with new suppliers, as they are obtained